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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                   Syntel Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    87162H103
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                                 (CUSIP Number)

                  Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                       525 East Big Beaver Road, Suite 300
                                 Troy, MI 48083
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.   87162H103

1. Name of Reporting Persons

            Bharat Desai

2. Check the Appropriate Box if a Member of a Group

3. SEC Use Only

4. Source of Funds

            N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

            United States of America

7. Sole Voting Power

            351,800

8. Shared Voting Power

            19,770,850*

9. Sole Dispositive Power

            351,800

10. Shared Dispositive Power

            19,770,850*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            24,122,650**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

            59.5%

14. Type of Reporting Person

            IN

      * - The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997 (the "Saahill I Trust"), (ii) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997 (the "Pia Trust"), (iii) 10,302,158 shares held by the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004 (the "Neerja Trust"), (iv) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 (the "Saahill II Trust"), and (v) 75,000 shares held by the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997 (the "Pia II Trust"), over each of which Mr. Desai acts as co-trustee.

      ** - Mr. Desai disclaims beneficial ownership of the 19,770,850 shares held by the Saahill I Trust, the Pia Trust, the Neerja Trust, the Saahill II Trust and the Pia II Trust, as well as 1,800 shares held by various educational trusts for which Mr. Desai is the sole trustee. Amount beneficially owned includes 4,000,000 shares Mr. Desai may acquire within 60 days of the date of this report.

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      ITEM  1. SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, no par value (the "Common Stock") of Syntel, Inc., a Michigan corporation (the "Issuer"). The principal executive office of the Issuer is located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083.

      ITEM  2. IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by Bharat Desai (the "Reporting Person"). Mr. Desai's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083 and his principal occupation is Chairman and Chief Executive Officer of the Issuer. During the past five years, Mr. Desai has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desai is a citizen of the United States of America.

      ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See   Item 4 regarding the method of acquisition for shares acquired.

      ITEM  4. PURPOSE OF TRANSACTION

      Solely for estate and tax planning purposes, Neerja Sethi transferred 10,302,158 shares of Common Stock of the Issuer to the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004 (the "Neerja Trust") on December 28, 2004. Mr. Desai is a co-trustee of the Neerja Trust.

      Solely for estate and tax planning purposes, Mr. Desai transferred 8,467,750 shares of Common Stock of the Issuer to the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 (the "Bharat I Trust") on December 29, 2004. Mr. Desai is not a trustee of this trust and has no voting or dispositive power over such shares.

      Solely for estate and tax planning purposes, Mr. Desai transferred 4,000,000 shares of Common Stock of the Issuer to the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 (the "Bharat II Trust") on December 30, 2004. Mr. Desai is not a trustee of this trust and has no voting or dispositive power over such shares, but he has the right to reacquire such shares within 60 days of the date of this report.

      As of the date of this Schedule 13D, Mr. Desai does not have any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, Mr. Desai is deemed to beneficially own an aggregate of 24,122,650 shares of Common Stock of the Issuer (including 4,000,000 shares which Mr. Desai may acquire within 60 days of the date of this report), which represents approximately 59.5% of the outstanding shares of Common Stock based on the number of Common Stock outstanding on October 25, 2005 as reported in the Issuer's most recently available Quarterly Report on Form 10-Q. Mr. Desai disclaims beneficial ownership of an aggregate of 19,772,650 shares held by the Neerja Trust and certain other trusts for which Mr. Desai acts as trustee.

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      (b)   Number of shares of Issuer Common Stock as to which Mr. Desai has:

  (i)    Sole power to vote or direct the vote                           351,800
 (ii)    Shared power to vote or direct the vote                      19,770,850
(iii)    Sole power to dispose or to direct the disposition              351,800
 (iv)    Shared power to dispose or direct the disposition            19,770,850

            Mr. Desai has shared power to vote or direct the vote and dispose or direct the disposition in the above noted shares of Common Stock with Mr. Parashar Ranade, as co-trustees of the Neerja Trust, the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated February 28, 1997 (the "Saahill I Trust"), the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated February 28, 1997 (the "Pia I Trust"), the Neerja Sethi Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 (the "Saahill II Trust") and the Neerja Sethi Irrevocable Trust f/b/o Pia Desai dated May 17, 1997 (the "Pia II Trust"). Mr. Ranade's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33139. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the terms of the Neerja Trust, the Saahill I Trust, the Pia I Trust, the Saahill II Trust and the Pia II Trust, Mr. Ranade and Mr. Desai, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts.

      ITEM  7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1         Neerja Sethi Irrevocable Trust Agreement For Descendants dated February 28, 1997, incorporated by reference to Exhibit 2 to Schedule 13D filed by Mr. Parashar
                      Ranade and various trusts on January 7, 2005.

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
Exhibit 2         Neerja Sethi Irrevocable Trust Agreement For Descendants dated May 17, 1997, incorporated by reference to Exhibit 3 to Schedule 13D filed by Mr. Parashar
                      Ranade and various trusts on January 7, 2005.

Exhibit 3         Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004, incorporated by reference to Exhibit 5 to Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 7, 2005.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

      Dated: January 7, 2005

                                       /s/ Bharat Desai
                                       ---------------------------
                                       Bharat Desai